Exhibit 99.1

Corporate Office Minefinders Corporation Ltd. 1288-1177 West Hastings Street Vancouver, BC, Canada V6E 2K3 T 604 687 6263 F 604 687 6267

NEWS RELEASE

MINEFINDERS ANNOUNCES THIRD QUARTER 2011 PRODUCTION AND SALES RESULTS

(All figures are in United States dollars unless otherwise stated)

Vancouver, British Columbia – October 12, 2011 – Minefinders Corporation Ltd. (“Minefinders” or ‘the Company”) (TSX: MFL) (NYSE AMEX: MFN) is today reporting its production and sales results for the quarter ended September 30, 2011. Full financial and operating results for the quarter will be released after market close on Monday, November 7, 2011.

Third Quarter 2011 Production and Sales Results

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Gold ounces produced	16,278	7,447	53,661	40,008
Silver ounces produced	692,121	184,887	2,653,620	707,120

Gold ounces sold	15,945	8,070	53,708	41,827
Silver ounces sold	693,532	202,800	2,665,024	729,597
Gold-equivalent ounces sold(1)	32,222	11,170	118,498	53,076

Sales proceeds (millions)	$53.8	$13.6	$179.2	$61.6

(1) Gold-equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold-equivalent based on the ratio of actual realized gold price to actual realized silver price.  Gold-equivalent ounces sold in the third quarter and nine-month period of 2011 were estimated using a 43 to one silver to gold ratio and a 41 to one silver to gold ratio, respectively (2010 – 65 to one ratio and 64 to one ratio, respectively).

For the nine months ended September 30, 2011 Minefinders sold 53,708 ounces of gold and 2,665,024 ounces of silver or 118,498 gold-equivalent ounces. The Company is on track to meet its production guidance for 2011 of 65,000 to 70,000 ounces of gold and 3.3 to 3.5 million ounces of silver.

Production in the third quarter was lower than planned due to a reduction in cyanide concentration going onto the leach pad and timing of placing ore under irrigation. As a result of the Company`s primary supplier of cyanide declaring force majeure at the end of June 2011 it became necessary to conserve cyanide supplies. Cyanide concentrations going to the pad were reduced with the resultant slower recovery of gold and particularly silver. Supplies have now returned to normal levels as has the concentration level of cyanide being applied to the leach pad and the levels of gold and silver in solution.

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In addition, the west side of the phase 2 leach pad suffered a crushed collection pipe that prevented collection of solution in one of two collection pipes. In order to maintain the bulk of production, the east side of the pad was  prepared for stacking, though metal production was reduced during the changeover while new patios were prepared for irrigation. This work is now complete and the area under irrigation has been expanded.  The Company expects production to improve in the fourth quarter. Repair work on the collapsed pipe is expected to be completed during the course of the next month.

The calculation of operating and total cash costs for the third quarter 2011 has not yet been completed. This information will be included with the results to be released on November 7.

Timing for Release of Third Quarter 2011 Financial and Operating Results

After market close on Monday, November 7, 2011 Minefinders will release its third quarter 2011 financial and operating results. An investor conference call will be held on Tuesday, November 8, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-240-9772 toll-free or 1-416-340-9432 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until November 15, 2011 by calling 1-800-408-3053 toll-free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 7573714.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

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Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended June 30, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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